EXHIBIT 99.1

CLIFFORD CHANCE LLP

Execution version

23 June 2010

SHARE PLEDGE AGREEMENT

in respect of shares in

ASM International N.V.

MR. ARTHUR DEL PRADO

as Pledgor

FINANCIAL INSTITUTION

as Pledgee

Execution version

- i -

Execution version

SHARE PLEDGE AGREEMENT

BETWEEN:

1.	MR. ARTHUR DEL PRADO, residing at Lassuslaan 51, 3723 BC Bilthoven, The Netherlands (the “Pledgor”); and

2.	FINANCIAL INSTITUTION, a US bank acting through its branch at 125 London Wall, London EC2Y 5AJ, United Kingdom (the “Pledgee”).

WHEREAS:

The Pledgor and the Pledgee have entered into Put Option Transactions (as defined below) under the ISDA 2002 Master Agreement. It is a requirement under the Put Option Transactions that the Pledgor pledges the Shares referred to below to the Pledgee.

IT HAS BEEN AGREED AS FOLLOWS:

1.	DEFINITIONS

Terms defined in the Put Option Transactions shall have the same meaning in this Agreement. In addition, the following terms shall have the following meaning for the purposes of this Agreement, unless the context otherwise requires:

“Account Bank” means a certain Second Financial Institution acting through its Brussels branch at 1 Boulevard du Roi Albert II, 1210 Brussels, Belgium.

“Company” means ASM International N.V., a public company with limited liability (naamloze vennootschap) incorporated under Dutch law, having its registered office at Versterkerstraat 8, 1322AP Almere, The Netherlands, and registered with the Dutch Commercial Register (Handelsregister) under number 30037466.

“Enforcement Event” means any default in the proper performance of the Principal Obligations (as defined below) or any part thereof, provided that an Early Termination Date under the Put Option Transaction has been designated or occurred as a result of an Event of Default or Termination Event.

“Collateral Account” means the securities account with number XXXXX held at the Account Bank in the name of the Pledgor (or such other account as agreed by the Pledgee from time to time).

“Cash Account” means the cash account with number XXXXX held at the Account Bank in the name of the Pledgor (or such other account as agreed by the Pledgee from time to time).

“Pledged Assets” means the Shares, the cash balances and monies referred to in clause 2.2 and the other assets defined as such under Clause 6.1.

“June Put Option Transaction” means the Confirmation of a Share Put Option Transaction dated the date hereof and made between Financial Institution and Mr. Arthur del Prado.

Execution version

“May Put Option Transaction” means the Confirmation of a Share Put Option Transaction dated 28 May 2010 and made between Financial Institution and Mr. Arthur del Prado.

“Put Option Transactions” means June Put Option Transaction and the May Put Option Transaction.

“Royal Decree No. 62” means the co-ordinated Royal Decree No. 62 of 10 November 1967 on the deposit of fungible financial instruments and the settlement of transactions in respect of these instruments, as amended from time to time.

“Routine Agenda Items” means:

(a)

the approval of the annual accounts (including the declaration of dividends, unless an Enforcement Event has occurred and is continuing, in which case the declaration of dividends shall cease to be a Routine Agenda Item);

(b)	the discussion of the management report and the auditor’s report; and

(c)	the discharge to the directors and auditors, and their renewal, appointment or removal.

“Secured Liabilities” means any and all obligations, present or future, actual or contingent, owed by the Pledgor to the Pledgee under the Put Option Transactions, as amended or extended from time to time (including, without limitation, any obligation of the Pledgor to pay an Early Termination Amount under the Put Option Transactions) (the “Principal Obligations”), and the Pledgor’s obligations under Clauses 9 and 10.

“Shares” means any securities from time to time credited to the Collateral Account.

2.	PLEDGE

2.1	The Pledgor hereby pledges the Shares to the Pledgee, as security for the due performance of the Secured Liabilities.

2.2

The Pledgor also pledges to the Pledgee, as security for the due performance of the Secured Liabilities, the balance from time to time, and as the case may be the final closing balance, of the Cash Account, and all monies from time to time credited to that Cash Account whether such monies proceed from the sale of Shares, the collection of dividends on the Shares or otherwise.

2.3	The Pledgor shall not, without the Pledgee’s prior written consent, withdraw the Shares from the Collateral Account.

2.4	The Pledgor shall not, without the Pledgee’s prior written consent, withdraw any sums from the Cash Account save in accordance with paragraph (b) of Clause 6.1.

3.	PERFECTION OF THE PLEDGE

3.1	The parties acknowledge that the Shares shall be subject to the fungibility regime organised by the Royal Decree No. 62.

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3.2

On the basis of the Put Option Transactions, the Pledgor will deliver to the Pledgee ordinary shares he owns in the Company (ISIN NL0000334118) to be pledged to the Pledgee, and for this purpose the Pledgor shall transfer such shares to the Collateral Account.

3.3

The parties shall, and shall procure that the Account Bank shall, treat the Collateral Account as a special account specifically opened for the purpose of holding collateral, and each of the parties undertakes that it will not, and shall procure that the Account Bank will not, use the Collateral Account for any other purposes.

3.4

The Pledgor shall obtain the Account Bank’s acknowledgement of the pledge created hereby and consent to hold the Shares in pledge for the benefit of the Pledgee in accordance with the provisions of Clause 3.3, in the form of Schedule 1.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	The Pledgor represents, warrants and undertakes to the Pledgee that:

(a)	The Pledgor owns the Shares free and clear of any encumbrances.

(b)	There are no limitations, whether pursuant to the statutes of the Company or to any agreement, to the transferability of the Shares or to the exercise of the voting rights attached thereto.

(c)	This Agreement does not violate any contractual or other obligation binding upon the Pledgor.

(d)	The Shares relate to shares (aandelen) of the Company which have been validly issued and fully paid.

(e)

On the date hereof, the Pledgor is not in possession of any material non-public information or other insider information concerning the business, operations, key personnel or prospects of the Company or plans for any transaction or matter (including, without limitation, a takeover offer for the Company) in respect of the securities of the Company.

(f)	The Shares are listed (in notering opgenomen) on Euronext Amsterdam N.V. by NYSE Euronext.

(g)

The Pledgor and his spouse do not have their habitual residence in Belgium, they have not chosen Belgian law to govern their matrimonial regime and their first common residence after their wedding was not in Belgium.

4.2	The Pledgor undertakes as follows:

(a)

The Pledgor shall not dispose of the Shares or any other Pledged Assets, shall not create any other pledge, charge or encumbrance in respect of the Shares or any other Pledged Assets (irrespective of whether ranking behind the pledge created hereby), and shall not permit the existence of any such pledge, charge or encumbrance, save as permitted under the Put Option Transaction.

Execution version

(b)

The Pledgor shall procure that no executory seizure (saisie execution / uitvoerend beslag) is made on the Shares, and that any conservatory seizure (saisie conservatoire / bewarend beslag) thereon is lifted within 30 days of its first being made.

(c)

The Pledgor shall cooperate with the Pledgee and sign or cause to be signed all such further documents and take all such further action as the Pledgee may from time to time reasonably request to perfect and protect the pledge of the Pledged Assets and to carry out the provisions and purposes of this Agreement.

5.	SCOPE OF THE PLEDGE

5.1

This pledge shall be a continuing security, shall remain in force until expressly released in accordance with Clauses 8.1 or 8.2 and shall in particular not be discharged by reason of the circumstance that there is at any time no Secured Liability currently owing from the Pledgor to the Pledgee.

5.2

This pledge shall not be discharged by the entry of any Secured Liabilities into any current account, in which case this pledge shall secure any provisional or final balance of such current account up to the amount in which the Secured Liabilities were entered therein.

5.3

The Pledgee may at any time without discharging or in any way affecting this pledge (a) grant the Pledgor any time or indulgence, (b) concur in any moratorium of the Secured Liabilities, (c) amend the terms and conditions of the Secured Liabilities, (d) abstain from taking or perfecting any other security and discharge any other security, (e) abstain from exercising any right or recourse or from proving or claiming any debt and waive any right or recourse, and (f) apply any payment received from the Pledgor or for its account towards obligations of the Pledgor other than the Secured Liabilities secured hereby.

6.	RIGHTS ATTACHING TO THE SHARES

6.1	Cash and non-cash returns on the Shares

(a)

Any cash return on the Shares, irrespective of whether in the form of dividends, repayment of capital, scripts or otherwise, shall be paid exclusively to the Cash Account. Except as provided for in clause 6.1(b) below or unless agreed otherwise by the Pledgee, the Pledgee shall then apply such cash returns towards the Secured Liabilities. In the absence of Secured Liabilities currently due and payable, the Pledgee may, at its option, either refund the amount of such cash return to the Pledgor, or hold such amount as part of the Pledged Assets and hold it in pledge as collateral for the Secured Liabilities, provided in the latter case that the Pledgee shall credit the Pledgor with interest on such amount at the rate usually paid by the Pledgee on similar customer, any such interest becoming part of the Pledged Assets and being in turn subject to this Clause 6.1 as if it were a return on the Shares.

(b)	The Pledgee hereby authorises the Pledgor to withdraw cash amounts standing to the credit of the Cash Account and representing cash Dividends provided the below conditions are met:

Execution version

(i)	at the time of the withdrawal, no Enforcement Event has occurred,

(ii)

any instruction to debit any such cash amount from the Cash Account can only be given, and any such cash debit may only be made, if a cash Dividend has actually been declared and paid by the Company and credited to the Collateral Account (“Eligible Dividend Amount”), and

(iii)

such withdrawal or debit shall not exceed the Maximum Permitted Dividend Amount. “Maximum Permitted Dividend Amount” means in respect of a declared cash Dividend an amount equal to 7% of the closing price of a Share on the Exchange on the Business Day immediately preceding the related Ex-Dividend Date multiplied by the number of Shares held by the Pledgor at the time that the relevant cash Dividend was declared. The Pledgor and the Account Bank shall ensure that all Dividends from time to time to be paid or made by or on behalf of the Company in respect of any of the Shares shall directly be paid or credited to the Collateral Account. The Pledgor shall notify the Pledgee and the Account Bank of his intention to withdraw a cash amount standing to the credit of the Collateral Account representing cash Dividends at least two Business Days prior to the intended withdrawal date which notice shall contain (i) the proposed amount to be withdrawn and details of the components of the relevant Maximum Permitted Dividend Amount (it being understood that information in relation to the relevant closing price of the Shares shall be provided by the Pledgee to the Pledgor in accordance with the provisions of the Put Option Transaction) and (ii) a confirmation by the Pledgor that such withdrawal complies with the provisions of this Clause 6.1. b).

(c)

Any return on the Shares other than a cash return, irrespective of whether in the form of dividend shares, bonus shares, shares allocated on the occasion of a partial division or otherwise, shall be delivered exclusively to the Collateral Account and shall be part of the Pledged Assets.

(d)

In the event that any return on the Shares which, pursuant to paragraph (a), is payable or deliverable to the Pledgee shall entitle the Pledgor to a tax credit on account of withholding taxes, the Pledgor shall, forthwith upon the declaration of such return, pay to the Pledgee an amount equivalent to such tax credit and such amount shall be deemed a cash return on the Shares for the purposes of this Clause 6.1.

6.2	Voting rights

(a)

Subject to paragraph (b) below, the Pledgor shall be entitled to exercise all voting rights on the Shares. The Pledgor shall exercise its voting rights in respect of the Shares in a manner consistent with the interests of the Pledgee. In particular, and unless agreed otherwise by the Pledgee, the Pledgor shall

Execution version

cast his votes against any proposal for the liquidation, merger, split-up, conversion or bankruptcy of the Company, this being understood that the Pledgee will not unreasonably withhold its agreement for proposals for the merger, split-up or conversion of the Company.

(b)

If an Enforcement Event has occurred and is continuing, however, the Pledgor shall cast the votes attaching to the Shares in accordance with the Pledgee’s instructions, which instructions the Pledgor shall promptly request.

(c)

If an Enforcement Event has occurred and is continuing the Pledgor shall forthwith give the Pledgee a copy of any convening notice or agenda of general shareholders meetings of the Company, and shall give the Pledgee notice of any proposed written shareholders resolution at least fifteen days before its adoption. The Pledgor shall not, unless with the Pledgee’s prior consent, waive the right (whether statutory or in accordance with the Company’s statutes) to any notice period in respect of the convening of general shareholders meetings of the Company. This Clause 6.2(c) shall not apply, however, to shareholders meetings or written resolutions dealing exclusively with Routine Agenda Items.

6.3	Subscription rights

The shares resulting from the exercise of any subscription rights to which the Shares may be entitled shall be held in pledge by the Pledgee as collateral for the Secured Liabilities, shall be part of the Shares for the purposes of this Agreement, and shall be credited to the Collateral Account.

6.4	Contribution calls

The Pledgor shall forthwith pay up any contribution duly called in respect of the Shares.

7.	ENFORCEMENT

7.1

The Pledgee shall be entitled to enforce the security created by this Agreement in accordance with the procedure set out in article 7, §2 of the Royal Decree No. 62 (ie pursuant to the rules of Belgian law and without the need of a prior authorization from the Belgian courts). Such enforcement may take place at any time upon or after the occurrence of an Enforcement Event, howsoever described, in connection with the Secured Liabilities and as long as such event of default shall be continuing.

7.2

Without prejudice to Clause 7.1, the Pledgee shall also be entitled (but shall have no obligation), upon the occurrence of an Enforcement Event and at any time as long as such event shall be continuing, to forfeit and appropriate all or part of the Pledged Assets and to apply the value thereof against the Secured Liabilities. For the purposes of this application, the value of the Shares shall be the market opening price of the Shares on the day of appropriation.

The valuation of the Pledged Assets referred to under clause 6.1 c), if any, shall be made in accordance with the above rules applied mutatis mutandis.

Execution version

7.3	The exercise by the Pledgee of the rights set out in this Clause 7 shall not be subject to prior notice nor authorisation from the courts.

8.	DISCHARGE OF THE PLEDGE

8.1	This pledge shall be discharged by, and only by, the express release thereof granted by the Pledgee.

8.2

The Pledgee shall grant an express release of this pledge, without delay upon demand of the Pledgor, as soon as all Secured Liabilities shall have been finally discharged. Forthwith upon such release being granted, the Pledgee shall notify the Account Bank of the release of this pledge and authorise the Account Bank to transfer the Shares and the other Pledged Assets, if any, as the Pledgor may instruct.

8.3

The Pledgee shall, without delay upon demand of the Pledgor, grant an express release of the pledge over 200,000 Shares as soon as all obligations of the Pledgor under the May Put Option Transaction have been finally discharged. Forthwith upon such release being granted, the Pledgee shall notify the Account Bank of the release of this pledge and authorise the Account Bank to transfer the Shares the release of which has been authorised, as the Pledgor may instruct.

8.4

Any release of this pledge shall be null and void and without effect if any payment received by the Pledgee and applied towards satisfaction of all or part of the Secured Liabilities (a) is avoided or declared invalid as against the creditors of the maker of such payment, or (b) becomes repayable by the Pledgee to a third party, or (c) proves not to have been effectively received by the Pledgee.

9.	PLEDGEE’S AND ACCOUNT BANK’S DUTIES

9.1

The Pledgee shall not be liable for any acts or omissions with respect to the Pledged Assets or the enforcement of this pledge, except in case of its gross negligence or wilful misconduct. The Pledgee shall be under no obligation to take any steps necessary to preserve any rights in the Pledged Assets against any third parties but may do so at its option, and all expenses incurred in connection therewith shall be for the account of the Pledgor. If any such expenses are borne by the Pledgee, the Pledgor shall on first demand reimburse the Pledgee therefor, and this reimbursement obligation shall be part of the Secured Liabilities.

9.2

The Account Bank may rely on any notice from the Pledgee to the effect that an Enforcement Event has occurred and is continuing, shall have no obligation whatsoever to enquire about or verify the same, and shall not be bound to have regard to any disagreement in this respect between the Pledgor and the Pledgee.

10.	EXPENSES

All expenses and duties in connection with this Agreement, in particular with regard to the establishment and perfection of this pledge, its enforcement and the granting of any release, shall be borne by the Pledgor. If any such expenses or duties are borne by the Pledgee, the Pledgor shall on first demand reimburse the Pledgee therefor, and this reimbursement obligation shall be part of the Secured Liabilities.

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11.	NOTICES

Any notice in connection herewith shall be made in accordance with Clause 6 of the Put Option Transaction.

12.	SEVERABILITY

The invalidity or unenforceability of any provisions hereof shall not affect the validity or enforceability of this Agreement or of any other provision hereof.

13.	WAIVER

No failure on the part of the Pledgee to exercise, or delay on its part in exercising, any right shall operate as a waiver thereof, nor shall any single or partial exercise by the Pledgee of any right preclude any further or other exercise of such right or the exercise by the Pledgee of any other right.

14.	TRANSFERABILITY

The benefit of this pledge and of this Agreement shall pass automatically to any transferee of all or part of the Secured liabilities, irrespective of whether such, transfer shall take place by way of assignment, novation by substitution of creditor or otherwise, in accordance with the Put option Transaction, unless expressly provided otherwise by the transferor of the Secured Liabilities at the time of such transfer. Such transferee shall henceforth, be regarded as the Pledgee, or a co-Pledgee, for all purposes of this Agreement

15.	LAW AND JURISDICTION

This Agreement shall be governed by Belgian law. The parties agree that any dispute in connection with this Agreement shall be subject to the exclusive jurisdiction of the courts of Brussels, without prejudice however to the rights of the Pledgee to take legal action before any other court of competent jurisdiction.

This Agreement was executed outside Belgium.

Made in two originals on 23 June 2010.

MR. ARTHUR DEL PRADO

/s/ Arthur del Prado

FINANCIAL INSTITUTION

/s/ Maarten Petermann
name: Maarten Petermann	name:
title: Managing Director	title:

Execution version

SCHEDULE 1 – ACCOUNT BANK’S ACKNOWLEDGMENT

[on the letterhead of the Account Bank]

[date]

Financial Institution

125 London Wall,

London EC2Y 5AJ,

United Kingdom

Gentlemen,

Pledge over ASM International shares - Cash Account No. XXXXX and Collateral Account No. XXXXX

We acknowledge receipt of a pledge agreement dated 23 June 2010 between Mr. Arthur del Prado as Pledgor and yourselves as Pledgee (the “Pledge Agreement”). Terms defined in the Pledge Agreement shall have the same meaning in this letter.

We hereby confirm that the above mentioned accounts are opened at our Bank in Brussels in the name of Mr. Arthur del Prado. We agree to treat the Collateral Account as a special account specifically opened for the purpose of holding collateral, and we undertake that we will not knowingly use such account for any other purposes. We agree that the securities credited to that account are and shall be subject to the fungibility regime organised by the Royal Decree No. 62. We represent that we are a duly licensed credit institution authorised pursuant to our regulatory status to maintain securities accounts.

We acknowledge that the Shares are to be held by us subject to the pledge in your favour constituted by the Pledge Agreement, and agree to hold the Shares in pledge for your benefit in accordance with the provisions of Clauses 2 and 3 of the Pledge Agreement.

Yours faithfully,